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                CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                      RATIO OF EARNINGS TO FIXED CHARGES
                             TWELVE MONTHS ENDED

                            (Thousands of Dollars)




                                               MARCH                 MARCH
                                                1997                  1996

Earnings
   Net Income                              $    667,729         $   697,356
   Federal Income Tax                           362,900             357,470
   Federal Income Tax Deferred                   28,870              36,750
   Investment Tax Credits Deferred               (8,850)             (9,250)
      Total Earnings Before
        Federal Income Tax                     1,050,649          1,082,326

Fixed Charges*                                   347,154            347,929

      Total Earnings Before Federal
        Income Tax and Fixed Charges          $1,397,803         $1,430,255



*Fixed Charges

Interest on Long-Term Debt                  $    300,781        $   287,567
Amortization of Debt Discount,
   Premium and Expenses                           11,421             14,162
Interest Component of Rentals                     18,058             19,596
Other Interest                                    16,894             26,604

      Total Fixed Charges                   $    347,154        $   347,929


Ratio of Earnings to Fixed Charges                  4.03               4.11